8 June 2012

National Grid plc (‘the Company’)

Scrip Dividend for 2011/12 Final Dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, instead of a cash dividend, is available to shareholders on the Register on 1 June 2012, the dividend record date.  A timetable is provided below.

For ordinary shareholders, the scrip dividend reference price for the 2011/12 final dividend is 651.1 pence. This is calculated as the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ex-dividend date.

For American Depositary Share (ADS) holders, the scrip ADS reference price for the 2011/12 final dividend is US$50.3593. This is calculated by multiplying the scrip dividend reference price above by five (as there are five ordinary shares underlying each ADS) and by the average US$ rate for the equivalent dates*.

The terms and conditions of the scrip dividend are available on the National Grid plc website at www.nationalgrid.com under the 2009 AGM Information section or from the Registrars, Capita (0871 402 3344, nationalgrid@capitaregistrars.com).

2011/12 final dividend timetable:

17 May 2012	2011/12 full year results and dividend amount declared – 25.35 pence per ordinary share; $2.0166 per ADS
30 May 2012	Ordinary shares and ADSs go ex-dividend
1 June 2012	Record date
8 June 2012	Scrip dividend reference price announced
12 June 2012	Annual Report and Accounts published
18 July 2012	Scrip dividend election date
30 July 2012	Annual General Meeting
15 August 2012	Dividend payment date

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116

*Previously, stamp duty reserve tax (SDRT) of 1.5% was deducted from this calculation, but following a recent tax tribunal decision, HM Revenue & Customs will no longer seek to impose 1.5% SDRT on issues of UK shares and securities to non-EU clearance services and depositary receipt systems. Further information is available on the National Grid plc website under the Dividends section.